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www.hallettperrin.com

July 13, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Riedler
Assistant Director
Division of Corporation Finance

	Re:	USMD Holdings, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

On behalf of the Company, we have reviewed your comment letter dated July 8, 2011 regarding the above-referenced filing and are responding to the Staff’s comments as follows:

USMD Inc. Financial Statements

Commitment to Sell Convertible Preferred Stock, page F-31

1.	You state that you entered a non-binding letter of intent to issue 60,000 shares of convertible preferred stock for a total value of $60,000,000. Please provide the following information:

•	Disclose in the note the conversion rate.

RESPONSE: The Company has executed a non-binding term sheet with a private investment firm (the “Investor”) to sell 60,000 shares of its convertible preferred stock to such firm for total consideration of $60 million. Except for the obligation to pay for up to $500,000 in transaction costs in the event the Company and the Investor do not enter into definitive agreements, the term sheet is non-binding and the terms and conditions of the convertible preferred stock financing remain subject to the completion of due diligence and the negotiation of definitive agreements.

The non-binding term sheet is a preliminary document and does not set forth an actual conversion rate of the preferred stock but rather an expectation that the preferred stock would convert into approximately one-third of the common stock of the Company. The exact conversion rate and all other terms of the convertible preferred stock financing will depend upon the completion of due diligence and the negotiation of definitive agreements with the Investor. The Company has added disclosure on page 109 of Amendment No. 4 regarding its estimate of

July 13, 2011

the anticipated conversion rate, should the convertible preferred stock financing ultimately be consummated without material changes from the terms contemplated by the non-binding term sheet. Due to the non-binding nature of the term sheet, the Company does not believe it is appropriate to modify its issued audited financial statements in order to disclose the anticipated conversion rate should the financing eventually be consummated in accordance with the non-binding term sheet.

•	Clarify in the filing the amount of any beneficial conversion feature that will be recorded pursuant to ASC 470-20-30 and the effect on your financial statements.

RESPONSE: The Company has added disclosure on page 109 of Amendment No. 4 regarding its estimate of the potential beneficial conversion feature, should the convertible preferred stock financing ultimately be consummated without material changes from the terms contemplated by the non-binding term sheet. However, because the terms and conditions of the potential convertible preferred stock financing are still subject to due diligence and the negotiation of definitive agreements, the Company is unable to determine with certainty whether or not there will be a beneficial conversion feature to be recorded under ASC 470-20-30, or to calculate the actual amount of such beneficial conversion feature, if any, that will be recorded.

•

Tell us how you assessed whether or not there will be a beneficial conversion feature. Include how you used the information you provided in your June 2, 2011 response that indicated an estimated initial trading price in determining any anticipated beneficial conversion feature. Please note that we may have additional comments regarding the issuance prior to going effective.

RESPONSE: Based upon FASB Accounting Standards Codification Topic 470-20, the Company concluded that a beneficial conversion feature may exist because the conversion price is expected to be in-the-money at the expected commitment date. The Company utilized the $14.17 per share estimated fair value of its common stock noted in its June 2, 2011 response as the basis for deriving its estimate of the potential beneficial conversion feature of the convertible preferred stock, should the preferred stock financing ultimately be consummated without material changes from the terms contemplated by the non-binding term sheet. The Company has added disclosure regarding such estimate to page 109 of Amendment No. 4.

•

You state on page 96 that the preferred stock is convertible into 1/3 of the common stock of Holdings as of the closing date. Disclose in the pro forma information on page 131 the pro forma number of common stock outstanding and the par amount.

RESPONSE: Responsive disclosure has been added to page 132 of Amendment No. 4

•

Tell us who owns the convertible preferred stock and what consideration was given to how the conversion of the preferred stock may affect the determination of who the accounting acquirer is in the transaction.

RESPONSE: At this time, no one owns any convertible preferred stock. The convertible preferred stock financing is a transaction that is separate and distinct from the contribution transaction described in the registration statement by and among the Company, USMD and Ventures (the “Contribution”). The Investor that will own the convertible preferred stock, should the convertible

July 13, 2011

preferred stock financing be consummated, is a private investment firm that is not affiliated with any of the parties to the Contribution and the Contribution is not conditioned upon or otherwise dependent upon the convertible preferred stock financing. The Contribution is governed by a definitive agreement and is anticipated to close during the third quarter of 2011, whereas no binding agreements exist regarding the convertible preferred stock financing, and the likelihood that the convertible preferred stock financing will occur cannot be predicted at this time. Therefore, no consideration was given to the potential convertible preferred stock financing for purposes of determining who the accounting acquirer is with respect to the Contribution.

2.	If the preferred stock is issued at or prior to going effective and will convert to common stock upon the consummation of the transaction, please provide the following disclosure:

•

If the preferred stock is included in the latest interim balance sheet, please revise the proforma information to disclose the effect of the conversion on the financial statements, including the effect on earnings per share.

•

If the preferred stock is not included in the latest interim balance sheet, please disclose in the notes to the pro forma information the effects the conversion will have on the financial statements and earnings per share.

RESPONSE: Neither of the conditions referenced in the Staff’s comment are applicable to the possible convertible preferred stock financing. The Company has no obligation to issue convertible preferred stock unless and until a definitive agreement is reached with the Investor. However, regardless of when the Company executes a definitive agreement with the Investor (if it executes such an agreement at all), the Company will not issue any shares of convertible preferred stock pursuant to such a definitive agreement until after the registration statement becomes effective and the Contribution is consummated. Further, the convertible preferred stock, if issued, would not be converted into common stock as a result of the Contribution, and it is anticipated that no conversion would occur for a significant period of time thereafter. Nevertheless, the Company has added responsive language on pages 109 and 136 to address the pro forma information cited in the second bullet point noted above.

UANT Financial Statements

Note 10. Subsequent Events, page F-54

3.	You state that one of your partners will be retiring in February 2012 and will receive 50% of the distributions paid to him in the previous calendar year. Please revise Management’s Discussion and Analysis to disclose the anticipated effect on your financial statements.

RESPONSE: Responsive language has been included in Amendment No. 4 to the Form S-4 on page 123.

Very truly yours,

/s/ Bruce H. Hallett

Bruce H. Hallett

cc:	Chris Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038